                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __ )/1/

                               Stericycle, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   858912108
                    --------------------------------------
                                (CUSIP Number)

       Thomas R. Reusche                                John P. Connaughton
Madison Dearborn Partners, Inc.                         Bain Capital, Inc.
   Three First National Plaza                            Two Copley Place
    Chicago, Illinois  60602                        Boston, Massachusetts 02116
          312/732-6281                                     617/572-3000

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               November 12, 1999
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 39 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 2 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,451,643 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,451,643 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,451,643 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 3 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Partners VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,451,643 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,451,643 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,451,643 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 4 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Investors VI, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,451,643 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,451,643 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,451,643 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 5 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          256,650 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             256,650 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      256,650 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 6 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            35,178 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,178 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      35,178 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 7 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates II-C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            75,415 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             75,415 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      75,415 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.51%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 8 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Trust Associates II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            73,784 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             73,784 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      73,784 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.50%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 9 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Trust Associates II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,776 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,776 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,776 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                      PAGE 10 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PEP Investments Pty Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,839 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,839 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,839 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 11 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sankaty High Yield Asset Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            106,071 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             106,071 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 12 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sankaty High Yield Asset Investors, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,071 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,071 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 13 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sankaty High Yield Asset Investors, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,071 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,071 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 14 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          452,803 (See item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          452,803 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      452,803 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 15 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brookside Capital Partners Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            106,071 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             106,071 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 16 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brookside Capital Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,071 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,071 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 17 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brookside Capital Investors, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,071 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,071 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,071 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 18 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W. Mitt Romney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,116,588 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,116,588 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,116,588 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 19 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Capital Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,087,925 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,087,925 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,087,925 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 20 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Special Equity III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          46,361 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          46,361 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      46,361 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 21 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Special Advisors Fund, LLC, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,571 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,571 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,571 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.06%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 22 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,142,857 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,142,857 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,142,857 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 858912108                                     PAGE 23 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,142,857 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,142,857 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,142,857 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer.

     This Schedule 13D Statement (this "Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Stericycle, Inc., a Delaware corporation (the "Issuer"). Each of the persons named in Item 2 below may be deemed to be the beneficial owner of shares of Common Stock through its ownership of the Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Issuer, which is convertible into Common Stock at the option of the holder thereof at any time. The address of the Issuer's principal executive offices is 1419 Lake Cook Road, Suite 410, Deerfield, Illinois 60015.

     Item 2.  Identity and Background.

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 25,403.76 shares of Preferred Stock;

(ii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

(iii) Bain Capital Investors VI, Inc. ("BCI VI Inc."), a Delaware corporation, as the sole general partner of BCP VI;

(iv) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 4,491.38 shares of Preferred Stock;

(v) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 615.62 shares of Preferred Stock;

(vi) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of 1,319.76 shares of Preferred Stock;

(vii) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of 1,219.22 shares of Preferred Stock;

(viii) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of 206.08 shares of Preferred Stock;

(ix) PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of 84.68 shares of Preferred Stock;

(x) Sankaty High Yield Asset Partners, L.P. ("Sankaty"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,856.25 shares of Preferred Stock;

(xi) Sankaty High Yield Asset Investors, LLC ("Sankaty LLC"), a Delaware limited liability corporation, as the sole general partner of Sankaty;

(xii) Sankaty High Yield Asset Investors, Ltd. ("Sankaty Ltd"), a Bermuda corporation, as the managing member of Sankaty LLC;

                              Page 24 of 39 Pages

(xiii) Bain Capital, Inc. ("BCI"), a Delaware corporation, as the managing general partner of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II;

(xiv) Brookside Capital Partners Fund, L.P. ("Brookside"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,856.25 shares of Preferred Stock;

(xv) Brookside Capital Investors, L.P. ("Brookside Investors"), a Delaware limited partnership, by virtue of it being the sole general partner of Brookside;

(xvi) Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), by virtue of it being the sole general partner of the Brookside Investors;

(xvii) W. Mitt Romney ("Mr. Romney"), a citizen of the United States, as the sole shareholder, Chairman, Chief Executive Officer and President of BCI, BCP VI Inc., Brookside Inc. and Sankaty Ltd.;

(xviii) Madison Dearborn Capital Partners III, L.P. ("MDCP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 36,538.68 shares of Preferred Stock;

(xix) Madison Dearborn Special Equity III, L.P. ("MDSE"), Delaware limited partnership, by virtue of its direct beneficial ownership of 811.32 shares of Preferred Stock;

(xx) Special Advisors Fund I, LLC, L.P. ("SAF"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 150 shares of Preferred Stock;

(xxi) Madison Dearborn Partners III, L.P. ("MDP III"), a Delaware limited partnership, by virtue of it being the sole general partner of MDCP, MDSE and SAF; and

(xxii) Madison Dearborn Partners, LLC ("MDP"), a Delaware corporation, by virtue of it being the sole general partner of MDP III. Dispositive and voting powers of securities owned by MDP III is shared by MDP and an advisory committee of limited partners of MDP III (the "L.P.
       Committee").


     BCF VI, BCIP II, BCIP II-B, BCIP II-C, Brookside, BCIPT II, BCIPT II-B, Sankaty and PEP are collectively referred herein as the "Bain Investors." MDCP, MDSE and SAF are collectively referred herein as the "MDP Investors." The Bain Investors and the MDP Investors are collectively referred herein as the "Investors." The Bain Investors, BCP VI, BCI VI Inc., BCI, Brookside Investors, Brookside Inc., Sankaty LLC, Sankaty Ltd., and Mr. Romney are collectively referred herein as the "Bain Reporting Persons." The MDP Investors, MDP III and MDP are collectively referred herein as the "MDP Reporting Persons." The Bain Reporting Persons and MDP Reporting Persons are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

                              Page 25 of 39 Pages

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     Each of the Bain Investors is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI VI Inc. is principally engaged in the business of serving as the general partner for BCP VI. Brookside Investors is principally engaged in the business of serving as the general partner for Brookside. Brookside Inc. is principally engaged in the business of serving as the general partner for Brookside Investors. Sankaty LLC is principally engaged in the business of serving as the general partner for Sankaty. Sankaty Ltd. is principally engaged in the business of serving as the general partner for Sankaty LLC. BCI is principally engaged in the business of serving as the managing general partner for BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B. Mr. Romney is principally engaged in the business of serving as sole shareholder of BCI, BCP VI Inc., Brookside Inc. and Sankaty Ltd.

     Attached as Schedule A to this Statement is information concerning the Bain Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Except as otherwise set forth herein, the business address of the Bain Reporting Persons is Two Copley Place, Boston Massachusetts, 02116. The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton Hm 12, Bermuda. The principal business address of PEP is Level 34, The Chiefley Tower, 2 Chiefley Square, Sydney, New South Wales, Australia.

     Each of the MDP Investors is principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for MDCP, MDSE and SAF. MDP is engaged primarily in the business of serving as the general partner for MDP III.

     Attached as Schedule B to this Statement is information concerning the MDP Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     The address of the principal business of the MDP Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

     During the past five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to an Amended and Restated Series A Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 26, 1999, between the Issuer and the Investors, the Investors acquired an aggregate of 75,000 shares of the Preferred Stock for an

                              Page 26  of 39 Pages
aggregate purchase price of $75,000,000. The Investors' source of funds was capital contributions from the partners of the Investors.

     Item 4.  Purpose of Transaction.

     Except as disclosed herein, the Investors have acquired the shares of Preferred Stock for investment purposes. Depending on market conditions and other factors (including, but not limited to, the evaluation of the Issuer's businesses and prospects, the availability of funds and general economic conditions), the Investors may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of their investments in the Issuer, subject to the terms of the agreements listed below in this Item 4.
Furthermore, as stated below in this Item 4, to the extent dividends are paid with respect to the Preferred Stock, such payments are to be made through the issuance of additional shares of Preferred Stock. The acquisition of these additional shares of Preferred Stock will enable the Investors to acquire additional shares of the Issuer's Common Stock through the conversion of such shares.

     A copy of the Purchase Agreement is attached hereto as Exhibit B and incorporated by reference herein; a copy of the Certificate of Designation for the Series A Preferred Stock (the "Certificate of Designation") is attached hereto as Exhibit C and incorporated by reference herein; a copy of the Registration Rights Agreement for the Preferred Stock is attached hereto as Exhibit D and incorporated by reference herein; and a copy of the Corporate Governance Agreement is attached hereto as Exhibit E and incorporated by reference herein. Set forth below is a summary of the material terms of the above agreements.

     The following summaries are qualified in their entirety by reference to the detailed provisions of the Purchase Agreement, Certificate of Designation, Registration Rights Agreement and Corporate Governance Agreement.

Purchase Agreement
------------------

     The Investors purchased an aggregate of 75,000 shares of Preferred Stock for $1,000 per share, or an aggregate purchase price of $75,000,000. The Purchase Agreement contains customary representations and warranties for an agreement of this type, preemptive rights requiring the Issuer, upon the issuance or sale of shares of capital stock or securities of the Issuer, to first offer to sell a portion of such stock or securities to the holders of Preferred Stock, and certain indemnification provisions.

Certificate of Designation
--------------------------

Dividends. Pursuant to the Certificate of Designation, the holders of Preferred Stock are entitled to preferential dividends payable in additional shares of Preferred Stock. In addition to the preferential dividends, holders of Preferred Stock shall share pro rata with holders of Common Stock, on the basis of the number of Common Stock which each holder of Preferred Stock would be entitled to receive upon conversion of the holder's Preferred Stock into Common Stock as of the record date for the dividend or distribution in all other dividends and distributions.

Liquidation. The Certificate of Designation provides that, upon any liquidation, dissolution or winding up of the Issuer, each holder of Preferred Stock shall be entitled to be paid, before any distribution or payment is made to any holders of Common Stock, an amount in cash equal to (i) the sum of $1,000 per share plus accumulated preferential dividends plus accrued and unpaid dividends

                              Page 27 of 39 Pages
not yet accumulated or (ii) the amount that would be payable to the holder of Preferred Stock if the Preferred Stock were converted into Common Stock immediately prior to the liquidation.

Voting Rights. The Certificate of Designation provides that the holders of Preferred Stock shall be entitled to vote with holders of Common Stock as a single class on each matter submitted to a vote of the Issuer's stockholders. Each share of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible. Furthermore, so long as the Investors and their affiliates hold at least 50% of the Preferred Stock, holders of the Preferred Stock shall be entitled to, voting as a separate class, elect two directors to the Issuer's board of directors. In the event that the initial holders of Preferred Stock cease to hold at least 50% of the Preferred Stock, but continue to hold at least 25% of the Preferred Stock, holders of the Preferred Stock shall be entitled to elect one director. The voting rights of the Investors are further enumerated in the Corporate Governance Agreement. Pursuant to the terms of the Certificate of Designation and the Inter-Investor Agreement, which is described more fully below in Item 5, on November 11, 1999, John P. Connaughton was appointed to the Issuer's board of directors as the representative for the Bain Investors, and Thomas R. Reusche was appointed to the Issuer's board of directors as the representative for the MDP Investors.

Conversion. At any time, a holder of Preferred Stock may convert all or a portion of its shares of Preferred Stock into a number of shares of Common Stock by dividing (a) the aggregate liquidation value (defined as the sum of (i) $1,000 plus (ii) all accumulated preferential dividends on such share plus (iii) all accrued and unpaid dividends on such share which have not yet been accumulated) of the shares to be converted, by (b) an initial conversion price of $17.50, which is subject to adjustment from time to time pursuant to the specific terms of the Certificate of Designation.

Registration Rights Agreement
-----------------------------

     In connection with the acquisition of the Preferred Stock, the Investors were granted certain registration rights with respect to the shares of Preferred Stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement provides the Investors with the right to require the Issuer to (i) subject to certain limitations, effect three registrations of the Common Stock issuable upon conversion of the Preferred Stock, in each case, under applicable United States federal securities laws upon demand by the Investors, one of which may consist of a shelf registration statement under Rule 415 of the Securities Act of 1933 (the "Act"), and (ii) include, subject to certain limitations, at the request of the Investors, the Common Stock issuable upon conversion of the Preferred Stock in any registration of shares of Common Stock initiated by the Issuer.

     Except as described in the Purchase Agreement, Certificate of Designation, Registration Rights Agreement, or Corporate Governance Agreement and otherwise set forth in this Statement and/or the underlying Common Stock, none of the Reporting Persons or any person/individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in the following:
(a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization of or dividend policy of the Issuer; (f) any material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) the termination of the Issuer's registration to be quoted on the NASDAQ National Market; (i) the termination of the Issuer's registration under the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any of such actions as any of them may deem necessary or appropriate in the future.

                              Page 28 of 39 Pages

     Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, each share of Preferred Stock is convertible into
57.14 shares of Common Stock.

     As of the date hereof, by virtue of its beneficial ownership of 25,403.76 shares of Preferred Stock, BCF VI beneficially owns 1,451,643 shares of Common Stock. Such 25,403.76 shares of Preferred Stock (assuming conversion of all such 25,403.76 shares of Preferred Stock into Common Stock) represent approximately 9.02% of the total number of outstanding shares of Common Stock issued and outstanding as of November 10, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30,1999 (the "Quarterly Report"). BCF VI has sole voting and sole dispositive power with respect to such shares.

     BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 1,451,643 shares of Common Stock currently held by BCF VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 9.02% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

     BCI VI Inc., as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 1,451,643 shares of Common Stock currently held by BCF VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 9.02% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCI VI Inc. shall not be construed as an admission that BCI VI Inc. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

     As of the date hereof, by virtue of its beneficial ownership of 4,491.38 shares of Preferred Stock, BCIP II beneficially owns 256,650 shares of Common Stock. Such 4,491.38 shares of Preferred Stock (assuming conversion of all such 4,491.38 shares of Preferred Stock held by BCIP II into Common Stock) represent approximately 0.18% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 615.62 shares of Preferred Stock, BCIP II-B beneficially owns 35,178.19 shares of Common Stock. Such 615.62 shares of Preferred Stock (assuming conversion of all such 615.62 shares of Preferred Stock held by BCIP II-B into Common Stock) represent approximately 0.24% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 1,319.76 shares of Preferred Stock, BCIP II-C beneficially owns 75,415 shares of Common Stock. Such 1,319.76 shares of Preferred Stock (assuming conversion of all such 1,319.76 shares of Preferred Stock held by BCIP II-C into Common Stock) represent approximately 0.51% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 1,291.22 shares of Preferred Stock, BCIPT II beneficially owns 73,784 shares of Common Stock. Such 1,291.22 shares of

                              Page 29 of 39 Pages

Preferred Stock (assuming conversion of all such 1,291.22 shares of Preferred Stock held by BCIPT II into Common Stock) represent approximately 0.05% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 206.08 shares of Preferred Stock, BCIPT II-B beneficially owns 11,776 shares of Common Stock. Such 206.08 shares of Preferred Stock (assuming conversion of all such 206.08 shares of Preferred Stock held by BCIPT II-B into Common Stock) represent approximately 0.08% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

     BCI, as the managing general partner of BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, may be deemed to share voting and dispositive power with respect to 452,803 shares of Common Stock currently held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C (assuming conversion of all of the shares of Preferred Stock held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C into Common Stock), which represents approximately 3.00% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCI shall not be construed as an admission that BCI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C.

     As of the date hereof, by virtue of its beneficial ownership of 84.68 shares of Preferred Stock, PEP beneficially owns 4,839 shares of Common Stock. Such 84.68 shares of Preferred Stock (assuming conversion of all such 84.68 shares of Preferred Stock into Common Stock) represent approximately 0.03% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. PEP has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 1,856.25 shares of Preferred Stock, Brookside beneficially owns 106,071 shares of Common Stock. Such 1,856.25 shares of Preferred Stock (assuming conversion of all such 1,856.25 shares of Preferred Stock into Common Stock) represent approximately 0.72% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. Brookside has sole voting and sole dispositive power with respect to such shares.

     Brookside Investors, as the sole general partner of Brookside, may be deemed to share voting and dispositive power with respect to 106,071 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred held by Brookside into Common Stock), which represents approximately 0.72% of the total number of outstanding shares of Common Stock as reported in the Proxy Statement. The filing of this Statement by Brookside Investors shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

     Brookside Inc., as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 106,071 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred Stock held by Brookside Investors into Common Stock), which represents approximately 0.72% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by Brookside Inc. shall not be construed as an admission that Brookside Inc. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

                              Page 30 of 39 Pages

     As of the date hereof, by virtue of its beneficial ownership of 1,856.25 shares of Preferred Stock, Sankaty beneficially owns 106,071 shares of Common Stock. Such 1,856.25 shares of Preferred Stock (assuming conversion of all such 1,856.25 shares of Preferred Stock into Common Stock) represent approximately 0.72% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. Sankaty has sole voting and sole dispositive power with respect to such shares.

     Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 106,071 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.72% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by Sankaty LLC shall not be construed as an admission that Sankaty LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

     Sankaty Ltd., as the sole general partner of Sankaty LLC, may be deemed to share voting and dispositive power with respect to 106,071 shares of Common Stock currently held by Sankaty (assuming conversion of all of the Preferred shares held by Sankaty into Common Stock), which represents approximately
0.72% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by Sankaty Ltd. shall not be construed as an admission that Sankaty Ltd. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

     Mr. Romney may be deemed to share voting and dispositive power with respect to (i) 452,803 shares of Common Stock currently held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C (assuming the conversion of all shares of Preferred Stock held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C into Common Stock), in his capacity as sole shareholder of BCI; (ii) 1,451,643 shares of Common Stock currently held by BCF VI (assuming conversion of all shares of the Preferred Stock held by BCF VI into Common Stock), in his capacity as sole shareholder of BCI VI Inc.; (iii) 106,071 shares of Common Stock currently held by Brookside (assuming conversion of all shares of Preferred Stock held by Brookside into Common Stock), in his capacity as sole shareholder of Brookside, Inc.; and (iv) 106,071 shares of Common Stock currently held by Sankaty (assuming conversion of all Preferred Stock held by Sankaty into Common Stock), in his capacity as sole shareholder of Sankaty Ltd.

     As of the date hereof, by virtue of its beneficial ownership of 36,538.68 shares of Preferred Stock, MDCP beneficially owns 2,087,925 shares of Common Stock. Such 36,538.68 shares of Preferred Stock (assuming conversion of all such 36,538.68 shares of Preferred Stock into Common Stock) represent approximately 12.48% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. MDCP has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 811.32 shares of Preferred Stock, MDSE beneficially owns 46,361 shares of Common Stock. Such 811.32 shares of Preferred Stock (assuming conversion of all such 811.32 shares of Preferred Stock into Common Stock) represent approximately 0.24% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. MDSE has sole voting and sole dispositive power with respect to such shares.

     As of the date hereof, by virtue of its beneficial ownership of 150 shares of Preferred Stock, SAF beneficially owns 8,571 shares of Common Stock. Such 150 shares of Preferred Stock (assuming conversion of all such 150 shares of Preferred Stock into Common Stock) represent

                              Page 31 of 39 Pages
approximately 0.05% of the total number of outstanding shares of Common Stock as reported in the Proxy Statement. SAF has sole voting and sole dispositive power with respect to such shares.

     MDP III, as the sole general partner of MDCP, MDSE and SAF, may be deemed to share voting and dispositive power with respect to 2,142,857 shares of Common Stock currently held by MDCP, MDSE and SAF (assuming conversion of all of the shares of Preferred Stock held by MDCP, MDSE and SAF into Common Stock), which represents approximately 12.48% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by MDP III shall not be construed as an admission that MDP III is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDCP, MDSE and SAF.

     MDP, as the sole general partner of MDP III, may be deemed to share voting and dispositive power with respect to 2,142,857 shares of Common Stock currently held by MDCP, MDSE and SAF (assuming conversion of all of the shares of Preferred Stock held by MDCP, MDSE and SAF into Common Stock), which represents approximately 12.48% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by MDP shall not be construed as an admission that MDP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDCP, MDSE and SAF.

     The Bain Investors and the MDP Investors have agreed to vote their shares of Preferred Stock in accordance with the terms of an Inter-Investor Agreement. A copy of the Inter-Investor Agreement is attached hereto as Exhibit F and is incorporated by reference herein. Each of the Investors have agreed between themselves to exercise the powers and rights conferred upon them by the Purchase Agreement, Registration Rights Agreement and Corporate Governance Agreement in accordance with the provisions of the Inter-Investor Agreement. The following summary is qualified in its entirety by reference to the detailed provisions of the Inter-Investor Agreement.

Inter-Investor Agreement
------------------------

Exercise of Rights. The terms of the Inter-Investor Agreement set forth the manner in which the Investors shall have the right to elect individuals to the board of the Issuer. In addition, the terms of the Inter-Investor Agreement set forth the manner in which the Investors collectively shall exercise all other rights and remedies (including the exercise of registration rights) that are set forth in the Purchase Agreement, Registration Rights Agreement, Corporate Governance Agreement and Certificate of Designation.

Transfer of Shares. Generally, holders of Preferred Stock are restricted until November 12, 2002 from transferring any of the Preferred Stock or the underlying Common Stock, unless such transfer is pursuant to the terms of a redemption provision under the Certificate of Designation, pursuant to a registered securities offering under the Securities Act of 1933 as amended, or pursuant to a public sale. In addition, where any holder of Preferred Stock (the "First Shareholder") contemplates a transfer of its shares and the effect of such transfer would dispossess the other holders of Preferred Stock (the "Other Shareholders") of existing rights under the Purchase Agreement, Registration Rights Agreement, Corporate Governance Agreement or Certificate of Designation, including the right to elect two directors to the Issuer's board of directors, the First Shareholder shall

                              Page 32 of 39 Pages
notify the Other Shareholders of the terms and conditions of its proposed transaction and the Other Shareholders shall have the opportunity to negotiate the purchase of all of the Preferred Shares of the First Shareholder.

     As a result of the terms of the Inter-Investor Agreement, the Bain Investors and the MDP Investors may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, by virtue of their beneficial ownership of 75,000 shares of Preferred Stock, the Investors beneficially own 4,285,714 shares of Common Stock. Such 75,000 shares of Preferred Stock (assuming conversion of all such 75,000 shares of Preferred Stock into Common Stock) represent approximately 22.64% of the total number of outstanding shares of Common Stock as represented in the Quarterly Report. The filing of this Statement by the Investors shall not be construed as an admission that the Investors are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of the shares held by the Investors.

     Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purpose of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Reference is made to the responses to Items 2, 3, 4 and 5 of this Statement which is incorporated by reference in response to this Item.

     Item 7.  Material to be filed as Exhibits.

     Exhibit A --   Joint Filing Agreement.

     Exhibit B --   Amended and Restated Series A Convertible Preferred Stock
                    Purchase Agreement, dated as of September 26, 1999, by and between the Issuer. and each of the Investors, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on October 15,1999.

     Exhibit C --   Certificate of Designation relating to the Preferred Stock, incorporated by reference to Exhibit A to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on October 15,1999.

     Exhibit D --   Registration Rights Agreement, dated November 12, 1999, by and between the Issuer and each of the Investors.

     Exhibit E --   Corporate Governance Agreement, dated November 12, 1999, by and between the Issuer and each Investors, incorporated by reference to Exhibit C to Exhibit 10.1 of the Issuer's
                    Current Report on Form 8-K, filed with the Commission on October 15,1999.

     Exhibit F --   Inter-Investor Agreement, dated November 11, 1999, by and
                    between the MDP Investors and Bain Investors.

     Exhibit G --   Power of Attorney.

                              Page 33 of 39 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: November 19, 1999         BAIN CAPITAL FUND VI, L.P.
                                By:   Bain Capital Partners VI, L.P.,
                                       its General Partner

                                By:   Bain Capital Investors VI, Inc.,
                                       its General Partner

                                By:   /s/ Dennis M. Myers
                                   --------------------------------------
                                Name:  Dennis M. Myers
                                Title: Attorney-in-Fact



Date: November 19, 1999         BAIN CAPITAL PARTNERS VI, L.P.
                                By:   Bain Capital Investors VI, Inc.,
                                       its General Partner


                                 By:   /s/ Dennis M. Myers
                                    --------------------------------------
                                 Name:  Dennis M. Myers
                                 Title: Attorney-in-Fact



Date November 19, 1999           BAIN CAPITAL INVESTORS VI, INC.


                                By:   /s/ Dennis M. Myers
                                   ----------------------------------------
                                Name:  Dennis M. Myers
                                Title: Attorney-in-Fact



Date: November 19, 1999         SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                                By:   Sankaty High Yield Asset Investors, LLC,
                                       its General Partner

                                By:   Sankaty High Yield Asset Investors, Ltd.,
                                       its Managing Member

                                By:   /s/ Dennis M. Myers
                                   ----------------------------------------
                                Name:  Dennis M. Myers
                                Title: Attorney-in-Fact

                              Page 34 of 39 Pages

Date: November 19, 1999       SANKATY HIGH YIELD ASSET INVESTORS, LLC
                              By:   Sankaty High Yield Asset Investors, Ltd.,
                                     its Managing Member

                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact


Date November 19, 1999        SANKATY HIGH YIELD ASSET INVESTORS, LTD.


                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact


Date: November 19, 1999       BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                              By:   Brookside Capital Investors, L.P.,
                                     its General Partner

                              By:   Brookside Capital Investors, Inc.,
                                     its General Partner

                              By:    /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:   Dennis M. Myers
                              Title:  Attorney-in-Fact


Date: November 19, 1999       BROOKSIDE CAPITAL INVESTORS, L.P.
                              By:   Brookside Capital Investors, Inc.,
                                     its General Partner

                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact


Date: November 19, 1999       BROOKSIDE CAPITAL INVESTORS, INC.

                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact

                              Page 35 of 39 Pages

Date: November 19, 1999       BCIP ASSOCIATES II
                              BCIP TRUST ASSOCIATES II
                              BCIP ASSOCIATES II-B
                              BCIP TRUST ASSOCIATES II-B
                              BCIP ASSOCIATES II-C
                              By:   Bain Capital, Inc.,
                                     their Managing General Partner

                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact



Date: November 19, 1999       BAIN CAPITAL, INC.


                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact



Date: November 19, 1999       PEP INVESTMENTS PTY LIMITED
                              By:   Bain Capital, Inc.,
                                     its Attorney-in-Fact

                              By:   /s/ Dennis M. Myers
                                 ----------------------------------------
                              Name:  Dennis M. Myers
                              Title: Attorney-in-Fact


Date: November 19, 1999             /s/ W. Mitt Romney
                              -------------------------------------------
                              W. Mitt Romney



Date: November 19, 1999       MADISON DEARBORN CAPITAL PARTNERS III, L.P.
                              By:   Madison Dearborn Partners III, L.P.,
                                     its General Partner

                              By:   Madison Dearborn Partners, LLC,
                                     its General Partner


                              By:   /s/ Thomas R. Reusche
                                 ----------------------------------------
                              Name:  Thomas R. Reusche
                              Title:

                              Page 36 of 39 Pages

Date: November 19, 1999       MADISON DEARBORN SPECIALTY EQUITY III, L.P.
                              By:   Madison Dearborn Partners III, L.P.,
                                     its General Partner

                              By:   Madison Dearborn Partners, LLC,
                                     its General Partner


                              By:   /s/ Thomas R. Reusche
                                 ----------------------------------------
                              Name:  Thomas R. Reusche
                              Title: Managing Director



Date: November 19, 1999       SPECIAL ADVISORS FUND I, LLC
                              By:   Madison Dearborn Partners III, L.P.,
                                     its Manager

                              By:   Madison Dearborn Partners, LLC,
                                     its General Partner


                              By:   /s/ Thomas R. Reusche
                                 ----------------------------------------
                              Name:  Thomas R. Reusche
                              Title: Managing Director



Date: November 19, 1999       MADISON DEARBORN PARTNERS III, L.P.
                              By:   Madison Dearborn Partners, LLC,
                                     its General Partner


                              By:   /s/ Thomas R. Reusche
                                 ----------------------------------------
                              Name:  Thomas R. Reusche
                              Title: Managing Director



Date: November 19, 1999       MADISON DEARBORN PARTNERS, LLC


                              By:   /s/ Thomas R. Reusche
                                 ----------------------------------------
                              Name:  Thomas R. Reusche
                              Title: Managing Director

                              Page 37 of 39 Pages

                                   SCHEDULE A

     Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors VI, Inc. ("BCI VI Inc.") is the sole general partner of BCP VI. W. Mitt Romney ("Mr. Romney") is the sole stockholder, sole director, Chief Executive Officer, Managing Director and President of BCI VI Inc. In addition, the following persons serve as directors or executive officers for BCI VI Inc.: Joshua Bekenstein (Treasurer and Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), David Dominik (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director), Jonathan S. Lavine (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Secretary and Managing Director) and Mr. Robert F. White (Managing Director).

     Bain Capital, Inc. ("BCI") is the managing general partner for BCIP Associates II ("BCIP II"), BCIP Associates II-B ("BCIP II-B") BCIP Associates II-C ("BCIP II-C"), BCIP Trust Associates II ("BCIPT II") and BCIP Trust Associates II-B ("BCIPT II-B"). Mr. Romney is the sole stockholder, sole director, Chief Executive Officer, Managing Director, Chairman and President of BCI. In addition, the following persons serve as directors or executive officers for BCI: Joshua Bekenstein (Treasurer and Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), David Dominik (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director), Jonathan
S. Lavine (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Secretary and Managing Director), Robert F. White (Managing Director), and Domenic J. Ferrante (Managing Director).

     Brookside Capital Investors, L.P. ("Brookside Investors") is the sole general partner of Brookside Capital Partners Fund, L.P. ("Brookside"). The following persons serve as Managing Directors of Brookside: Joshua Bekenstein, Roy Edgar Barkeman, III, David Dominick, Paul B. Edgerley, Dominic J. Ferrante and Mr. Romney. Brookside Capital Investors, Inc. ("Brookside Inc.") is the sole general partner of Brookside Investors. Mr. Romney is the sole stockholder, sole director, Chief Executive Officer, Chairman and President of Brookside Inc. In addition, Michele D. May serves as Vice President and Secretary of Brookside Inc.

     Sankaty High Yield Asset Investors, LLC ("Sankaty Investors") is the sole general partner of Sankaty High Yield Asset Partners, L.P. ("Sankaty"). Sankaty High Yield Asset Investors, Ltd. ("Sankaty Ltd.") is the Managing Member of Sankaty Investors. The following persons are executive officers or directors for Sankaty: Joshua Bekenstein (Managing Director); Jonathan S. Lavine (Managing Director); W. Mitt Romney (Managing Director); Diane J. Exter (Vice President); Michele May (Vice President); and H. Bruce Murray (Secretary). Mr. Romney is the sole shareholder, a director and President of Sankaty Ltd. In addition, the following persons serve as executive officers or directors for Sankaty Ltd.:
Michele May (Vice President, Assistant Secretary, Director), H. Bruce Murray (Secretary), Ann Marie Viglione (a director).

                              Page 38 of 39 Pages

                                   SCHEDULE B

     Madison Dearborn Partners III, L.P. ("MDP III") is the sole general partner of Madison Dearborn Capital Partners III, L.P. ("MDCP III"), Madison Dearborn Special Equity III, L.P. ("MDSE III") and Special Advisors Fund I LLC, L.P. ("SAF"). Madison Dearborn Partners, LLC ("MDP") is the sole general partner of MDP III. The directors and executive officers of MDP are as follows: John A. Canning, Jr. (Director, executive officer and President); Paul J. Finnegan (Managing Director); William J. Hunckler, III (Managing Director); Samuel M. Mencoff (Managing Director); Paul R. Wood (Managing Director); Justin S. Huscher (Managing Director); Benjamin D. Chereskin (Managing Director); Thomas R. Reusche (Managing Director); James N. Perry, Jr. (Managing Director); Nicholas
W. Alexos (Managing Director); Timothy P. Sullivan (Managing Director); Gary J. Little (Managing Director); David F. Mosher (Managing Director); and Robin P. Selati (Managing Director).

                              Page 39 of 39 Pages